INTEGRATED BIOPHARMA, INC.
                                 225 Long Avenue
                           Hillside, New Jersey 07205
                                 (973) 926-0816



BY FAX (202) 942-9533 AND EDGAR

                                                               February 10, 2005

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549-1004
Attention: Jeffrey P. Riedler, Esq., Sonia Barros, Esq., & Michael Reedich, Esq.

                  RE: Integrated BioPharma, Inc.
                      Registration Statement on Form S-3 (File No. 333-121601) Acceleration Request

Ladies and Gentlemen:

         Pursuant to Rule 461, Integrated BioPharma, Inc. (the "Company") hereby requests the Securities and Exchange Commission to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 3:00 p.m., Washington, D.C. time, on Monday, February 14, 2005 or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

         The Company hereby acknowledges that:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, it would be appreciated if the Commission would advise our counsel, Michael L. Pflaum (212-801-6843) or Andrew H. Abramowitz
(212-801-6752), by telephone upon the Registration Statement becoming effective.


                                      Sincerely,

                                      INTEGRATED BIOPHARMA, INC.


                                      /s/ Eric Friedman
                                      Eric Friedman
                                      Vice President and Chief Financial Officer